Exhibit 12(b)

Ratio of Earnings to Fixed Charges

Union Pacific Railroad Company and Consolidated Subsidiary and Affiliate Companies

(Unaudited)

Nine Months Ended Sept. 30,
Millions of Dollars, Except Ratios	2005	2004
Earnings:
Net income	$ 739	$ 536
Equity earnings net of distributions	(38)	(47)
Total earnings	701	489
Income taxes	239	238
Fixed charges:
Interest expense including amortization of debt discount	369	374
Portion of rentals representing an interest factor	162	144
Total fixed charges	531	518
Earnings available for fixed charges	$1,471	$1,245
Ratio of earnings to fixed charges	2.8	2.4